

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2023

Juan Sottil
Chief Financial Officer
Vesta Real Estate Corporation, S.A.B. de C.V.
Paseo de Tamarindos No. 90, Torre II, Piso 28, Col.
Bosques de las Lomas
Cuajimalpa, C.P. 05210
Mexico City
United Mexican States

> **Re: Vesta Real Estate Corporation, S.A.B. de C.V.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted May 16, 2023**
> **CIK No. 0001969373**

Dear Juan Sottil:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted May 16, 2023

Summary, page 1

1. We note that your profit and basic earnings per share have decreased 37.4% and 37.2%, respectively, for the first quarter of 2023 as compared to the first quarter of 2022. Please describe the significant factors that led to such declines on this page and in Management's Discussion and Analysis of Financial Condition and Results of Operations section on page 77.

Non-IFRS Financial Measures and Other Measures and Reconciliations
Reconciliation of NAV and NAV per share, page 26

2.   We have considered your responses to comments 4 and 5.   You indicate that NAV is intended to show the Company's net assets on a long-term basis.   In your calculation you eliminate assets and/or liabilities at the consolidated holding company level that are not related to the asset value of the underlying direct property.   It remains unclear how eliminating certain consolidated assets and/or liabilities from your calculation yields a measure to show the value of the entire Company's net assets.   Please further clarify what your measure represents and the usefulness of such measure and consider whether the labeling of your measure is representative of its intended use.

3.   Further to our above comment, you indicate that NAV is intended to reflect what would be needed to recreate the Company through the property investment market based on its current capital and financing structure.   Please clarify to us and expand your disclosures to further discuss what this statement means and how potential users of such information would value and find such information useful.

4.   Within your response to comment 5, you indicate that assets and liabilities that are not expected to materialize in the ordinary course, such as deferred taxes are excluded from your NAV calculation.   Please clarify to us and expand your disclosures to further discuss what this statement means.   In addition, we note that it appears recoverable taxes are factored into your determination of NAV, however, deferred income tax are not.   As a part of your response, please compare and contrast the two types of taxes and explain how one type of tax is included while the other form of taxes are excluded.   Please outline the facts and circumstances that support your conclusion in your response.

Distributions of Rights, page 187

5.   We partially reissue comment 22. Please disclose the negotiability of subscription rights. Refer to Item 2.B.4 of Form 20-F.

    You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Drew Glover, Esq.